Exhibit 99.1

Dear entrepreneur,

Stone has a track record of high growth and positive outcomes – and we are always happy to share our achievements with our people, our clients and our broad community. Since our founding eight years ago, we have offered merchants in Brazil more fair and transparent ways to sell more and to better manage their businesses.

As we openly talk about our achievements, so we face difficult decisions and challenging situations with the same transparency and clarity. It has become clear, as we approach the second half of 2020, that this year will be a lot different from what we were anticipating in late 2019. As a nation, we will face difficult times that will affect every Brazilian and business of all sizes. We are very concerned for all our clients, especially small and medium merchants (SMBs), many of which had no option other than temporarily closing their doors.

In mid-March, when the first COVID-19 death was confirmed in Brazil, we had no visibility into how deeply the health and safety measures enacted in the following weeks would change the life of our clients. At that moment, actions we took as a Company were focused on monitoring internal cases, keeping our people healthy, shifting to a work-at-home model, preserving liquidity, increasing our cash position, and supporting affected clients.

By the end of March, we launched a R$30 million package of financial relief to our clients in addition to offering them tools to help them sell online. We have also committed R$100 million for microlending to segments most affected by commerce shutdowns. We donated 10,000 COVID-19 test kits to health institutions and financed the construction of a temporary hospital with 200 beds in Rio de Janeiro.

We kept working hard, with the perspective of keeping our people and supporting entrepreneurs, monitoring closely the developments of the crisis. Throughout April, it became clear that the future was much more uncertain than we thought at the beginning of March. For this reason, our planning needs to be revised based on the present reality – rather than future expectations, as we do when planning in a more stable environment.

There are two elements of our strategy that we are very proud of, but that we must resize in the pandemic economy. The first is having an in-house operations team. Every client-facing team member is an employee on Stone’s payroll. Our customer support personnel, for example, are all full-time employees of Stone, and we believe this is a critical and valued part of Stone´s service.

The second element is a high-growth model: we have always hired more people than needed for the Company to operate in the immediate present. We anticipate expenses and invest in training our people so that in a few months they will be prepared to serve our new clients. In this way, we ensure a steady flow of fresh ideas from talented people thinking about new solutions.

However, in the face of the severe decline in retail sales, amid what is clearly the biggest economic crisis in recent history, those two elements of our strategy have contributed to an imbalance between investments and revenue in our company. Although merchants have been doing the impossible to adapt themselves to social distancing and the online channel, the reduction in their sales has been inevitable. There was a demand shock in Brazilian retail that has never before been seen. Now that we can see more clearly the magnitude of the impact, we need to allocate resources even more prudently, resizing our operation in order to maintain our ability to contribute with the Brazilian entrepreneurial ecosystem. It is time to take austerity measures.

We have taken the tough decision to reduce our team by 20%, and 1,300 people are leaving the Company today. This was extremely hard decision, and we did not make it lightly. At the beginning of the crisis, we did not contemplate having to take this route. Having exhaustively considered all alternatives, we have concluded that is a necessary step to maintain our purpose towards our clients and support them in such difficult times.

This measure will strengthen the Company, allowing us to maintain our level of service and transform the life of entrepreneurs in the long term. It will sustain our ability to contribute to the community. It will bring a more stable internal environment for those who stay. In the coming months, we will accelerate our initiatives to go beyond the POS device, investing in financial services and tools to sell online.

The decision about who will leave the Company has been taken very diligently and based on the pillars of Stone’s culture: meritocracy, constant search for excellence and affection for people. We will keep those who perform better on each area (performance in the broad meaning of what it represents within our culture), consolidate structures and improve processes. To those leaving, we offer sincere gratitude for their contributions, and support to them and their families. We will offer the following support:

•	Healthcare assistance: we will maintain health plans for four additional months, guaranteeing the well-being of each one and their families during the crisis.

•	Food assistance: we will continue to offer food vouchers and meal payments for the next few months

•	Professional placement services: we will give the majority of the team their corporate notebooks and mobile phones so they can use them as a tool to search for a new professional position, and we will offer LinkedIn Premium licenses for two months, to help in the search for job opportunities in other companies

•	Financial support: proportional to the time at the Company. It is a way to say thank you for those who have dedicated part of their lives to build the Company

Our hearts go to those who are leaving us today and helped build this Company. We count on our team to help us fulfill our purpose of helping small and medium Brazilian businesses grow and thrive. Although the short term is challenging, we are confident that, when the worst has passed, we will be back at high speed, and hiring for the future as we have always done.

Like our clients, we are entrepreneurs. We know every step in the journey of building a business, the value in every drop of sweat, every smile and every tear. In the most challenging times, our convictions are put to the test. At Stone, our conviction is to help merchants go through this difficult moment and be by their side building the new normal. The world will be a lot different after the pandemic is over, but one thing won’t change. We will make it through the way we started: together and strong.

Thiago Piau, CEO at StoneCo

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